50
3/22/04

VF 3-17-04

SE COMMISSION
549

04003909

MAR 0 3 2004

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SEC FILE NUMBER
8 - 50372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Williams Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

860 Canal Street
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Williams (203) 353-7670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Williams Trading, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

SHIRLEY A. SCHULZ
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

WILLIAMS TRADING, LLC AND SUBSIDIARY

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Williams Trading, LLC

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiary (the "Company") as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 23, 2004

WILLIAMS TRADING, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	310,378
Receivable from clearing broker		2,970,566
Commissions receivable		535,948
Securities owned, at market		2,145,277
Other investments owned, at fair value		350,000
Property and equipment, net		1,453,889
Other assets		279,008
	$	8,045,066
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at market	$	550,707
Accounts payable and accrued expenses		878,001
Total liabilities		1,428,708
Commitments and contingencies		
Member's equity		6,616,358
	$	8,045,066

See accompanying notes to consolidated financial statements.

1. Nature of business

Williams Trading, LLC (the "Company") is a New York limited liability company which was formed in July 1997 and commenced operations in March 1998 when the Company was approved as a broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company executes trades with or on behalf of, and earns commissions from, managers of private investment funds ("clients"). At December 31, 2003, the Company had 85 clients, of which two account for approximately 24% of the Company's commissions earned for the year ended December 31, 2003. The Company also conducts trading activity for its own account.

Williams Helo, LLC is a wholly-owned subsidiary of Williams Trading, LLC which is an entity that owns a share of a helicopter.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Williams Trading, LLC and Williams Helo, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Market

Securities owned and securities sold, not yet purchased, which consist of equity securities, are valued at market and unrealized gains and losses are reflected in revenues.

Other Investments, at Fair Value

Other investments, which consist of equity in three private companies ($350,000), are valued at fair value as determined in good faith by the Member. Because of the inherent uncertainty of valuation of these investments, the estimated value may differ significantly from the value that would have been used had a ready market existed for such investments, and the difference could be material.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the settlement-date basis which is not materially different than the trade-date basis.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	7 Years	Straight-line
Telecommunication and other equipment	7 Years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease Term	Straight-line
Helicopter share	5 Years	Straight-line

Income Taxes

The Company is a limited liability company. Effective January 1, 2003, the Company made an election to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the individual Member reports the Company's income or loss on his personal income tax returns.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2003:

Furniture and fixtures	$ 338,174
Telecommunication and other equipment	390,145
Computer hardware and software	738,488
Leasehold improvements	1,001,939
Helicopter share	175,000
	2,643,746
Less accumulated depreciation and amortization	1,189,857
	$ 1,453,889

4. Commitments and contingencies

The Company has obligations under two lease agreements for office space which expire on November 30, 2005 and November 19, 2012, respectively, and provide for approximate aggregate future minimum rental payments as follows:

Year Ended December 31,	
2004	$ 926,000
2005	926,000
2006	336,000
2007	366,000
2008	388,000
Thereafter	1,520,000
	$ 4,462,000

The leases contain provisions for rent escalation based on operating costs incurred by the lessor.

The Company has entered into partial sub-lease arrangements for a portion of their two office space locations including an arrangement with an affiliate. The Company received approximately $686,000, of which $74,000 was from a related party, in connection with these arrangements.

During the year, rent expense related to these leases, net of amounts received under sub-lease arrangements, was approximately $452,000.

Effective May 16, 2002, the Company entered into a settlement agreement with one of the Company's former members that stipulated that 10% of the net income, as defined, earned by the Company for the period May 16, 2002 through April 10, 2007 will be paid to the former member on a quarterly basis. During 2003, the Company recognized an expense of approximately $1,113,000, and accounts payable and accrued expenses includes $44,000, related to this agreement.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $4,022,000 which was approximately $3,772,000 in excess of its minimum requirement of $250,000.

6. Financial instruments with off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by one broker. This broker is a member of major securities exchanges. At December 31, 2003, all of the securities owned and the amounts due from broker reflected in the statement of financial condition are positions held by, and amounts due from, such broker. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should this broker be unable to fulfill its obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivable from broker relates to cash balances on deposit and $128,004 required by the clearing broker to be maintained on deposit.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. At December 31, 2003, the Company did not have any open option contracts.

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large New York Stock Exchange or National Association of Securities Dealers member firms and through a variety of reporting and control procedures.

7. Retirement plan

The Company maintains a 401(k) Profit-Sharing Plan and a Money Purchase Pension Plan (the "Plans") for the benefit of all eligible employees. Eligible employees may make voluntary contributions to the 401(k) plan which cannot exceed $12,000 per annum. Company contributions to the plans are at the discretion of management. The Company contributed approximately $403,000 to the Plans during the year, of which $308,000 is included in accounts payable and accrued expenses at December 31, 2003. Effective January 1, 2004, the Money Purchase Pension Plan was merged into the Profit-Sharing Plan.

8. Related party transactions

On July 1, 2002, the Company commenced a branch operation in California, referred to as Williams Trading West ("WTW"). For the period January 1, 2003 through February 7, 2003, WTW utilized the services and relationships of the Company acting as broker to allow WTW to perform brokerage services for the execution of securities transactions for selected high net worth individuals and institutional clients. The Company earned commissions of $658,871 through this relationship and paid $351,565 in commissions to the four independent brokers of WTW in 2003. Such amounts were based on a specified percentage of the commission revenue generated, net of related costs. Effective February 7, 2003, WTW was approved as a broker-dealer operating under the name Baypoint Trading, LLC ("Baypoint"). Accordingly, subsequent to February 7, 2003, WTW ceased operating as a branch of the Company. The Company has filed a Statement for Claim against Baypoint and the four independent brokers related to certain provisions in the agreement. The matter is currently under review in an NASD arbitration. No adjustments have been made to the accompanying financial statements related to this matter.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Concentration of credit risk

The Company periodically maintains cash balances in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $100,000.